April 9, 2025

John-Paul Backwell
Chief Executive Officer
Fusion Fuel Green PLC
The Victorians
15-18 Earlsfort Terrace
Saint Kevin   s
Dublin 2, D02 YX28, Ireland

       Re: Fusion Fuel Green PLC
           Registration Statement on Form F-3
           Filed March 28, 2025
           File No. 333-286202
Dear John-Paul Backwell:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed March 28, 2025
Exhibits

1.     Please revise this section to include the executed Ordinary Shares
Purchase
       Agreement.
General

2. Please revise your registration statement to include the consent of Quality Industrial
       Corp.'s auditor, Bush & Associates CPA LLC, as it relates to this filing. Accordingly, also revise the Experts section on page 21 to update your disclosure to include the current experts associated with this filing.
 April 9, 2025
Page 2
3. Please revise your registration statement to include audited financial statements for your most recent fiscal year. See Item 8.A.4 of Form 20-F.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing